January 25, 2011

By EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Stalar 3, Inc. Form 10-K for Fiscal Year Ended September 30, 2010 Filed on December 17, 2010 File No. 000-52973

Dear Ms. Jenkins:

This letter is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 28, 2010 in connection with its review of the Annual Report on Form 10-K of Stalar 3, Inc. (the “Company”) for the fiscal year ended September 30, 2010 as filed by the Company on December 17, 2010 (“Form 10-K”). As requested by the Staff, the Company will amend its filing, as applicable. For ease of reference, we have repeated your comments in italics below, and followed each comment with our response.

Comment 1: We note on December 9, 2009, you were acquired by Abraxis Bioscience LLC. Please explain to us the purpose of this transaction. Also, tell us whether Abraxis Bioscience LLC plans to merge with Stalar 3, Inc. and become a reporting company.

Response: Abraxis BioScience LLC initially acquired the Company with the intention to merge the Company with one of its operating subsidiaries. With the acquisition of Abraxis BioScience LLC by Celgene Corporation (“Celgene”) on October 15, 2010, those intentions have changed and there is currently no plan to merge the Company with Abraxis BioScience LLC or any of its subsidiaries.

Comment 2: Please amend your form 10-K to include all items required in management’s report on internal control over financial reporting. Specifically, refer to Items 308T(a)(2) and 308T(a)(3) of Regulation S-K.

Tia Jenkins
January 25, 2011

Response: In response to the Staff’s comment, we will file Amendment No. 1 to our Form 10-K (“Form 10-K/A”). Form 10-K/A will include all the items required in management’s report on internal control over financial reporting. The text of the items required by Items 308T(a)(2) and 308T(a)(3) of Regulation S-K is presented below in the Company’s response to your Comment 3.

Comment 3: Please tell us how the omission of management’s report on internal control over financial reporting affects management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management’s report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities. Alternatively, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of September 30, 2010).

Response: In response to the Staff’s comment, the Company plans to revise its conclusion on the effectiveness of disclosure controls and procedures. The proposed text of the Evaluation of Disclosure Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting that will appear in Form 10-K/A is as follows:

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our original Form 10-K did not include management’s report on internal controls over financial reporting which is a required item pursuant to Regulation S-K. Because of this omission, our Principal Executive Officer and Principal Financial Officer have reevaluated the effectiveness of the design and operation of our disclosure controls and procedures and concluded that, as of September 30, 2010, our disclosure controls and procedures were not effective in providing a reasonable level of assurance that the information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The following material weakness in our disclosure controls and procedures as of September 30, 2010 was identified:

Tia Jenkins
January 25, 2011

•	As a shell company with no operations or investments, we do not have any full-time employees. Our single officer devoted time to our affairs on an “as needed” basis. As a result, our ability to coordinate, review timely and file financial reports may not have been adequate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis by the Company’s internal controls.

Subsequent to period end, a number of actions have been undertaken to remediate the material weakness noted above. In connection with the acquisition of Abraxis BioScience, Inc. (“Abraxis”) by Celgene Corporation (“Celgene”), we have appointed additional officers and directors, increasing the number of officers from one single individual who served as both the single officer and director to four officers consisting of a President, Chief Financial Officer, Treasurer and a Vice President-Tax. These four officers also serve as directors. Also in connection with the acquisition of Abraxis by Celgene, our public filings are now subject to review by the staff of Celgene. In addition, we have filed a Form 15 to deregister our securities with the SEC and remove future SEC reporting obligations.

Management’s Report on Internal Control Over Financial Reporting.

Our Management, including our Principal Executive Officer and our Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that out receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our assessment included consideration of the material weakness identified in the disclosure controls above and we concluded that the weakness identified above did not impact reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles when also considering our limited size and complexity. Based on our assessment, we believe that, as of September 30, 2010, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Tia Jenkins
January 25, 2011

Comment 4: Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, rather than “subsequent to the date of the evaluation”, in accordance with Item 308T(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise its disclosure in Form 10-K/A.

Comment 5: Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your independent accountant to revise the scope and opinion paragraphs of their annual report to opine upon the cumulative period inception (November 13, 2007) to September 30, 2010 in addition to the annual periods already included and amend your Form 10-K accordingly.

Response: In response to the Staff’s comment, the Company will include an updated annual report from its auditors with revised scope and opinion paragraphs in the Form 10-K/A.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the 10-K do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 908.860.7721.

Very truly yours,

/s/ Andre Van Hoek

Andre Van Hoek
Chief Financial Officer